LaneAxis, Inc.



ANNUAL REPORT

520 Newport Center Drive

Newport Beach , CA 92660

0

https://laneaxis.com/

This Annual Report is dated April 27, 2022.

BUSINESS

LaneAxis was incorporated in June 2015 in the State of Delaware. LaneAxis operates LaneAxis Direct Network, which is a software as a service ("SaaS") based platform focused on optimizing the freight transportation industry via a patented shipper to carrier direct freight tendering model (the "LaneAxis Network"), designed to eliminate managed fees, empty truck miles and streamline the freight industry across the United States. The overarching goal of LaneAxis is to eliminate the need for costly freight brokers and third-party logistics companies (3PLs). To that end, LaneAxis has created the first "brokerless" shipper-to-carrier direct freight network powered by blockchain, which management estimates could eliminate $200 billion in "managed fees," 28 billion empty truck miles per year and streamline an industry that lacks transparency, trust and efficiency. We own one patent with respect to our design of a shipper-to-carrier direct optimization platform that was granted a U.S. Patent in March of 2018. Separately, in October 2021, we filed a patent application for a "Federal Transportation Network Platform". The status of that application is now "Patent-Pending."

In 2016, we filed a patent for our Federal Transportation Network Platform technology. In 2018, we were granted a patent (patent number 9,928,475) for our "Shipper and Carrier Interaction Optimization Platform" by the United States Patent and Trademark Office (the "USPTO"). The patent is described as a "shipper and carrier interaction optimization platform where "[o]ne or more carriers can enter equipment specifications, such as equipment type, availability, and minimum payment amount accepted, as well as bids for employment to ship goods via the shipper and carrier optimization platform. The platform can automate matching shippers and carriers for each shipment, provide information regarding shipping status, and help carriers to maximize the amount of time their vehicles carry cargo." We believe that our intellectual property pathway is unique and valuable in that we are able to streamline substantial deficiencies in the freight brokerage industry, where competitors consisting of third-party brokers hold a near-monopoly.

One of the many examples that illustrates the broken and outdated broker model encompasses the fact that brokers routinely consume 40-70% commissions on freight movements, with those margins coming directly from drivers. In addition, freight brokerages, which are largely unregulated are not required to reveal how much a shipper has paid them to haul a load, leaving carriers in the financial dark. Apart from the fact that the broker model is often siphoning shippers, carriers and drivers out of money, their systems lack efficiency. Common problems include a lack of visibility into real-time capacity, the lack of direct connectivity, unforeseen detention times and empty truck miles, resulting in inefficient and inaccurate supply chain metrics.

The use of Artificial Intelligence fueled by blockchain-secured data can render some longstanding trucking terms obsolete. Full truckload shipments ("FTL"), less-than-truckload shipments ("LTL"), regional, and last mile will fall under the category of "Network Visibility." The benefits connected to this visibility will be made possible by combining modern technologies tracking deliveries and incentivizing drivers to share their live locations and routes via LaneAxis' reward system.

Our focus is on the persistent two-pronged problem: (1) connecting shippers directly to carriers; and (2) managing the complicated process of a comprehensive freight movement from contracts and insurance certificates to shipment documents through the final proof of delivery. Thus, providing an all-in-one system that eliminates brokers, enables shippers to find and connect to qualified carriers directly and crucially manages and monitors all aspects of the freight movement right down to the consumer.

LaneAxis Network Mobile App and Network Management Portal

The LaneAxis platform provides shippers visibility to a filtered query carrier driver pool, allowing carriers and drivers to receive direct invitation revenue alerts in advance via network visibility. Once connected and a load is tendered to a carrier, the shipment is tracked in real-time from prior-to-pickup through proof-of-delivery. Utilizing existing data and artificial intelligence, the LaneAxis platform monitors real-time truck capacity and shipper demand, allowing drivers to pick up additional loads. All shipment documents are uploaded to the LaneAxis database and ultimately stored on the blockchain for immediate access by all permissioned supply chain parties.

Shippers and carriers can send and receive unlimited connection requests. Ideal connections will be based on a commonality of business functions and geography. For example, carriers will be able to conduct a filtered search for Shippers who move freight via the same "lanes" the carrier operates, as well as the truck types and freight categories the shippers require. Carriers can also filter their search based on additional criteria such as shipper revenue and whether the shipper primarily requires FTL or LTL.

Similarly, shippers can conduct filtered searches for carriers based on much of the same criteria. As LaneAxis Network's data continues to grow, performance-based scores will be assigned to carriers, drivers and shippers. Carriers and drivers will be graded based on such criteria as on-time performance and driver safety records, as well as subjective ratings submitted by shippers. Shipping companies and receivers will be scored on data-based metrics including average wait times, pickup and drop-off locations, payment history and scheduling accuracy. Carriers and drivers will also be allowed to submit subjective performance scores for shippers and receivers based on their personal experiences.

Blockchain Technology meets LaneAxis and Vice Versa

Our blockchain solution is aimed at solving the costly, complex, and time-consuming problems that have so far been beyond the individual companies' ability to implement. Our redesigned smart contract software built on a blockchain will represent a major paradigm shift for the platform as we increasingly focus on rapid network scaling and increased functionality. One important example which we are currently working on and hope to introduce in the future is a blockchain-based solution is the minting of carrier insurance documents as non-fungible tokens ("NFTs").

Our goal is to use NFTs to enable Certificates of Insurance ("COIs") to be verified, securely stored, and monitored for renewal dates. This will prevent fraudulent or manipulated COIs from being used in the network. Every shipment will be built on self-executing smart contracts, with all business rules and requirements coded into the contract and securely nested into LaneAxis' immutable ledger. So, if the shipper changes its business rules or contract requirements, that information is automatically dispersed to the carrier network. Carriers would then be required to comply with the new rules or automatically be excluded from future contract opportunities until such conditions are met. We believe that the common foundation across the industry that will allow such general implementation is the LaneAxis' tailored app, the "LaneAxis Network App." The LaneAxis blockchain will be built on the Ethereum blockchain, but critically can be critically "paired" to other existing blockchain platforms.

Currently, 90% of the U.S. trucking industry is comprised of small and independent carriers owning 5 trucks or fewer - and in the case of nearly 1 million owner-operators, just a single truck. Historically, it has been cost and labor prohibitive for shippers to work directly with these small carriers because of the inherent challenges and delays involved in verifying insurance documents and managing shipment contracts. In the past, forged insurance documents would often not be discovered until it was too late, most critically after an in-transit road accident. We believe that our blockchain-based network and the NFT minting of COIs will eliminate this major pain point, allowing shippers to work directly with hundreds or thousands of small carriers simultaneously in a frictionless manner. This represents just one of the numerous new use cases for our blockchain-based network in the sphere of decentralized Web 3.0 applications.

Previous Offerings

• Type of security sold: Convertible Note
Final amount sold: $410,000.00
Use of proceeds: First system design
Date: January 01, 2017
Offering exemption relied upon: 506(b)

• Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: Working capital
Date: October 04, 2019
Offering exemption relied upon: 506(b)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 1,768,000
Use of proceeds: Shares issued during 2017 for services and other consideration.
Date: December 31, 2017
Offering exemption relied upon: 506(b) and/or Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $386.00
Number of Securities Sold: 3,855,482
Use of proceeds: Shares issued during 2019 for services and other consideration and as a result of conversion of certain outstanding promissory notes.
Date: December 31, 2019
Offering exemption relied upon: Section 4(a)(2) and/or Rule 506(b)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,069,715.42
Number of Securities Sold: 2,756,430
Use of proceeds: StartEngine platform fees and related marketing fees, Tech development/features, Operations, Driver relationship support, and addition of new team members, IP work and general working capital.
Date: February 21, 2020
Offering exemption relied upon: Regulation CF

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 7,700,000
Use of proceeds: shares issued to certain consultants, service providers and related parties in consideration of various services provided by certain consultants, service providers and related parties to the Company.
Date: June 30, 2020
Offering exemption relied upon: Rule 506(b) and/or Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 1,630,000
Use of proceeds: The Company issued approximately 1.63 million shares of its common stock to certain consultants and service providers in consideration of various services provided by such consultants and service providers to the Company, in consideration of the conversion of $245,000 in outstanding convertible notes of the Company, and otherwise for cash
Date: August 31, 2020
Offering exemption relied upon: 506(b) and/or Section 4(a)(2)

• Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 1
Use of proceeds: One share of Series A Preferred Stock issued to the Company's CEO as described in the Company Securities section.
Date: June 30, 2020
Offering exemption relied upon: 506(b) and/or Section 4(a)(2)
• Name: Common Stock
Type of security sold: Equity
Final amount sold: $4,930,803
Number of Securities Sold: 4,482,548
Use of proceeds: StartEngine platform fees and related marketing fees, Tech development/features, Operations, Driver relationship support, and addition of new team

members, IP work and general working capital.
Date: December 31, 2021
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

• Circumstances which led to the performance of financial statements:
This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements relate to expectations or forecasts for future events, including without limitation our earnings, revenues, expenses or other future financial or business performance or strategies, or the impact of legal or regulatory matters on our business, results of operations or financial condition. These statements may be preceded by, followed by or include the words "may," "might," "will," "will likely result," "should," "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "continue," "target" or similar expressions. These forward-looking statements are based on information available to us as of the date of this Offering Circular and on our current expectations, forecasts and assumptions, and involve substantial risks and uncertainties. Actual results may vary materially from those expressed or implied by the forward-looking statements herein due to a variety of factors, including: our reliance on one key customer for a substantial percentage of its revenue; our ability to continue as a going concern; if and when required, our ability to obtain additional capital, including to fund our current debt obligations and to fund potential acquisitions and capital expenditures; the effects of the global Covid-19 pandemic; our ability to attract, maintain and increase the number of its users and paid subscribers; our ability to identify, acquire, secure and develop content; our ability to integrate our acquired businesses, the ability of the combined business to grow, including through acquisitions which we are able to successfully integrate, and the ability of our executive officers to manage growth profitably; our ability to maintain compliance with certain financial and other covenants; successfully implementing our growth strategy, including relating to our technology platforms and applications; our management's relationships with industry stakeholders; changes in economic conditions; competition; and other risks and uncertainties set forth in sections captioned "Risk Factors," "Cautionary Statement Regarding Forward-Looking Statements" and elsewhere in this Annual Report. We do not undertake any obligation to update forward-looking statements as a result of as a result of new information, future events or developments or otherwise.

The following discussion and analysis of our business and results of operations for the fiscal year ended December 31, 2021, and our financial conditions at that date, should be read in conjunction with our financial statements and the notes thereto included elsewhere in this

Annual Report. As used herein, "LaneAxis," the "Company," "we," "our" or "us" and similar terms refer collectively to LaneAxis, Inc. unless the context indicates otherwise.

Overview of the Company

LaneAxis is a patented Web 3.0 software technology company that has built a proprietary blockchain, customizable smart contract, and global peer-to-peer network serving multiple business verticals, with an immediate focus on the nearly $1 trillion U.S. transportation sector. LaneAxis has built the industry's first broker-free shipper-to-carrier direct freight network. The Company is unrivaled in this endeavor, as all other supply-chain focused tech companies (based on our research) cater largely to freight brokers, rely on existing and in many cases dated technologies, and have shown neither the desire nor capability to create a true direct network.

LaneAxis' patented direct model utilizes the revolutionary power of blockchain - and specifically smart contracts - to automate and secure freight movements. All business and shipment rules are written into the smart contracts, including agreement terms, record keeping and payment release to Carriers. Once a shipment is created, the LaneAxis Smart Contract essentially takes over the monitoring and management of the active load - from pickup to final settlement.

While other transportation-focused companies such as Convoy and Fourkites are using existing and ubiquitous technologies as "bolt-ons" to generate revenue, LaneAxis has built its system and software architecture "from scratch." As such, the true value of LaneAxis lies in its Intellectual Property (IP) value, most notably its granted software patents and multiple patents pending:

Shipper and Carrier Interaction Optimization Platform
US Patent Number 9,928,475
Patent Granted: March 27, 2018
Abstract [Condensed]: The platform can automate matching shippers and carriers for each shipment, provide information regarding shipment status, and help maximize the amount of time their vehicles carry cargo. The involvement of brokers, as well as the use of older means of communication and tracking can lead to increased costs or loss of potential income. The increased costs can include increased overhead payments to third parties, and loss of potential income can stem from increased time to find a carrier for each shipment, carriers moving equipment that is not fully utilized, and unexpected delays or exceptions that are not adequately communicated to the shipper. The platform can provide interfaces for tracking any shipment, for generating proof of delivery, for creating lists of preferred shippers or carriers, for generating cost estimates, for locating shipments with origins that coincide with the termination of one shipment, or any combination thereof.

Federal Transportation Network Platform
Provisional Patent application submitted October 14, 2021
Application number: 63255460
Abstract: The present invention provides a network platform enabled to view and communicate with each of the licensed DOT trucking companies. The platform comprises receiving one or more parameters associated with each of the vehicles from an electronic device associated with each of the vehicles through a common communication channel, storing the one or more parameters associated with each of the vehicles in a database, displaying the one or more parameters associated with each of the vehicles and transmitting a message to each of the vehicles through the common communication channel. Standard API integration into the 400+

ELD providers serves as the technical foundation for establishing a single Federal Transportation Network.

Smart Contract Based Insurance Certificate
Provisional Patent application submitted March 21, 2022
Application #: 63321773
Abstract: The method comprising receiving a certificate of insurance associated with a user via a digital platform, creating the non-fungible token by minting the received certificate of insurance to a smart contract, wherein the smart contract resides on a blockchain and storing the non-fungible token in a digital wallet of the digital platform.

The LaneAxis Direct Network potentially is focused on eliminating $200 billion in "managed fees," 28 billion empty truck miles per year and streamlining an industry that lacks transparency, trust and efficiency. We are a technology platform that uses an innovative network, leading technology and product expertise to power movement from point A to point B. We develop and operate proprietary technology applications supporting a variety of offerings on our platform (the "Platform(s)"). We connect consumers ("Shipper(s)") with independent providers of freight services ("Mobility Driver(s)" or "Drivers") for shipping services. We use this same network, technology, and product expertise to connect shippers with carriers in the freight industry. Our technology is available principally in the U.S.

For the fiscal years ended December 31, 2021 and 2020, we reported revenue of $1.97 million and $118,852 respectively.

Basis of Presentation

Our consolidated financial statements included elsewhere in this Annual Report have been prepared on the same basis as our audited consolidated financial statements for the fiscal year ended December 31, 2020, and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of our consolidated financial statements for the year ended December 31, 2021.

Opportunities, Challenges and Risks

For our fiscal year ended December 31, 2020, we derived 100% of our revenue from end user licensing of our LaneAxis App, which is our primary source of revenue. During fiscal year ended December 31, 2021, we (i) increased revenues by 1,661%. As a result of these actions, our revenue for the fiscal year ended December 31, 2021 was comprised of 100% from Network Revenue. Uncertainties and risks to our outlook include the following: a slowdown in consumer spending, a shift by consumers to spending on services at the expense of goods, a significant increase in transportation supply in the marketplace, and aggressive pricing actions by our competitors, all of which could have a materially negative impact on our revenue, profitability and cash flow in 2022.
Effects of COVID-19

In 2021, we experienced favorable market conditions for our services. Demand for our services indicate strength, as North American consumer spending, particularly on the types of goods that our customers offer, remained robust. The response to the COVID-19 pandemic caused many changes in consumer behavior, including a propensity for consumers to shift spending from services toward goods, and also to increase spending on household goods.

Available transportation capacity in North America continues to be constrained by high levels of demand, shortages of available drivers, and challenges with the production of new tractors and other equipment. These factors resulted in strong demand for transportation capacity in 2021, as well as rising prices for transportation services and those of our competitors.

Plan of Operations

We were incorporated on June 4, 2015 and since such time our operations have mostly consisted of capital, raising and related activity and developing and building out the LaneAxis Network, as well as generating revenues in our 2021 and 2020 fiscal years. We generated $1,974,762 and $118,852 in revenues in our fiscal years ended December 31, 2021 and 2020, respectively. We incurred a loss of $920,858 and $1,225,715 in our fiscal years ended December 31, 2021 and 2020, respectively.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $2,590,189.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: Various third parties
Amount Owed: $190,000.00
Interest Rate: 4.0%
Maturity Date: June 12, 2018

• Creditor: Certain related party shareholder
Amount Owed: $0.00
Interest Rate: 12.0%
Maturity Date: October 04, 2022
During fiscal year 2019, the Company entered into a $100,000 note payable agreement with a related party shareholder. The interest rate is 12 percent per annum. The unpaid principal and accrued interest mature on October 4, 2022. As of December 31, 2021, this loan has been repaid.

• Creditor: PPP Loan
Amount Owed: $0.00
Interest Rate: 0.0%
In 2020 and 2021, the Company received loans in the amount of approximately $41,833 pursuant to the Paycheck Protection Program of the CARES Act. The Company has applied for and received confirmation that these loans have been forgiven.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Rick L. Burnett
Rick L. Burnett's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Founder/Chairman/CEO/Acting CFO
Dates of Service: June 04, 2015 - Present
Responsibilities: All company operations. Currently Rick Burnett draws a salary of $100,000.00 annually and there is no equity compensation plan in place as of the fiscal year ended December 31, 2021.

• Position: Director
Dates of Service: June 04, 2015 - Present
Responsibilities: Corporate management.

Name: R. Mason Burnett
R. Mason Burnett's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Operating Officer
Dates of Service: January 01, 2018 - Present
Responsibilities: Operations of product development. Currently, Mason draws a salary of $72,000.00 annually and there is no equity compensation plan in place as of the fiscal year ended December 31, 2021.

• Position: Director
Dates of Service: January 01, 2018 - Present
Responsibilities: Corporate management.

Name: Andrew Rivera
Andrew Rivera's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Marketing Officer
Dates of Service: July 01, 2015 - Present
Responsibilities: Oversee and orchestrate marketing activities for LaneAxis. Currently, Andrew draws a $72,000.00 annual salary and there is no equity compensation plan in place as of the fiscal year ended December 31, 2021.

Other business experience in the past three years:
• Employer: Budbo, Inc.
Title: Communications Director
Dates of Service: March 01, 2017 - July 01, 2018
Responsibilities: Responsible for copywriting and other marketing initiatives

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed.

Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Rick L. Burnett
Amount and nature of Beneficial ownership: 10,053,269
Percent of class: 29.1

Title of class: Common Stock
Stockholder Name: R. Mason. Burnett
Amount and nature of Beneficial ownership: 1,000,000
Percent of class: 2.9

Title of class: Preferred Stock
Stockholder Name: Rick L. Burnett
Amount and nature of Beneficial ownership: 1
Percent of class: 100.0

RELATED PARTY TRANSACTIONS

• Name of Entity: Charles T. Sellers
Relationship to Company: Minority shareholder
Nature / amount of interest in the transaction: Note is for three years at 12% interest only per year.
Material Terms: During fiscal year 2019, the Company entered into a $100,000 note payable agreement with a related party shareholder. The interest rate is 12 percent per annum. The unpaid principal and accrued interest mature on October 4, 2022. As of December 31, 2021, this loan has been repaid.

OUR SECURITIES

• Common Stock
The amount of security authorized is 70,000,000 with a total of 34,562,607 shares issued and outstanding as of December 31, 2021.
Voting Rights
One vote per share.
Material Rights
Other than voting rights, there are no material rights associated with Common Stock.
• Preferred Stock
The amount of security authorized is 2,000,000 with a total of 1 share issued and outstanding as of December 31, 2021.
Voting Rights
Each share of Series A Preferred Stock shall be entitled to such number of votes that equal the total number of Common Stock outstanding and entitled to vote on any voting event as of the record date for the determination of stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders

is solicited. Series A Preferred Stock otherwise have no economic rights and are not convertible into common stock.

Material Rights

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereafter referred to as a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. In the event that at any time the Board of Directors shall have established and designated one or more series of Preferred Stock consisting of a number of shares less than all of the authorized number of shares of Preferred Stock, the remaining authorized shares of Preferred Stock shall be deemed to be shares of an undesignated series of Preferred Stock unless and until designated by the Board of Directors as being part of a series previously established or a new series then being established by the Board of Directors. Notwithstanding the fixing of the number of shares constituting a particular series, the Board of Directors may at any time thereafter authorize an increase or decrease in the number of shares of any such series except as set forth in the Preferred Stock Designation for such series. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status of authorized undesignated Preferred Stock unless and until designated by the Board of Directors as being a part of a series previously established or a new series then being established by the Board of Directors. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of the capital stock of the Corporation entitled to vote thereon, without a vote of the holders of the Preferred Stock or of any series thereof, voting as a separate class, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

• Convertible Notes Payable

The security will convert into Optional conversion into common stock or preferred stock, depending on terms of the conversion. and the terms of the Convertible Notes Payable are outlined below:

Amount outstanding: $190,000.00

Maturity Date: July 12, 2018

Interest Rate: 4.0%

Discount Rate: 0.0%

Valuation Cap: $0.00

Conversion Trigger: Change of control or optional conversion.

Material Rights

The Company expects to convert these outstanding convertible notes at some premium to principal, no interest, at their original conversion price.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $3,930,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing access to shippers and drivers to our platform. Our revenues are therefore dependent upon the market for such services.

We may never have an operational product or service

It is possible that there may never be an operational shipper and carrier direct network or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently continuing to developer our shipper and carrier platform and mobile trucker app. Delays or cost overruns in the development of our shipper and carrier platform and mobile trucker app and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

LaneAxis was formed on 06/04/2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. LaneAxis has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, limited # of users and limited revenues. If you are investing in this company, it's because you think that a shipper / carrier direct network portal is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns patent #9928475. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AWS or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on AWS could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including any tokens that we may release to the public in the future. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of any tokens that we may release to the public in the future. and other blockchain assets to fluctuate.

Investments in small businesses and start-up companies are often risky.

The Company's management may be inexperienced and investors will not be able to evaluate the Company's operating history. Small businesses may also depend heavily upon a single customer, supplier, or employee whose departure would seriously damage the company's profitability. The demand for the company's product may be seasonal or be impacted by the overall economy, or the company could face other risks that are specific to its industry or type of business. The Company may also have a hard time competing against larger companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets. Furthermore, a small business could face risks from lawsuits, governmental regulations, and other potential impediments to growth.

We have minimal revenues and as a result we face risks and uncertainties relating to our ability to successfully implement our proposed operations.

We have had minimal revenues from our operations which make an evaluation of our future performance and prospects difficult. Our prospects must be considered in light of the risks, expenses, delays, problems and difficulties that may be encountered in the expansion of our business based on our planned operations, including, but not limited to, current and potential future regulatory limitations that may be imposed on the trucking industry participants.

Furthermore, we face risks and uncertainties relating to our ability to successfully implement our proposed operations.

The Company may need additional capital, which may not be available.

The Company may require funds in excess of its existing cash resources to fund operating deficits, develop new products or services, establish and expand its marketing capabilities, and finance general and administrative activities. Due to market conditions at the time the Company may need additional funding, or due to its financial condition at that time, it is possible that the Company will be unable to obtain additional funding as and when it needs it. If the Company is unable to obtain additional funding, it may not be able to repay debts when they are due and payable. If the Company is able to obtain capital it may be on unfavorable terms or terms which excessively dilute then-existing equity holders. If the Company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing and expansion efforts and, if it continues to experience losses, potentially cease operations.

No guarantee of profitability and our estimated expenses may exceed the projected needs on which this offering is based.

There can be no assurance that our revenues will be sufficient to create net profits for our Company. Although our management believes in our economic viability, there can be no guarantee that the business will be profitable to the extent anticipated. Success of the venture is primarily dependent upon the extent that we are able to operate our Company in accordance with expectations and assumptions as set forth in our financial projections. We have estimated the cost of certain expenses required to fund our initial capital needs which will allow us to conduct our operations for approximately the next 12 months. If expenses exceed those projected, we may need to conduct an additional seed offering which would negatively impact the value of the Shares.

Our success will be dependent on our key founders and employees.

Our ability to achieve our investment objectives is dependent upon the performance of our founders and key employees, in the management of our assets and operation of our day-to-day activities. You will rely on our management's ability and the oversight of our board of advisers (if and when fully established). We will not provide key-man life insurance policies for any of our founders or key employees.

Our success depends on our ability to execute fully our business strategy.

Our ability to implement the key initiatives of our business strategy is dependent upon a number of factors, including our ability to effectively manage our business, including the potential impact on cash flows, acquire additional users of our app, and secure short and long-term financing at attractive rates, if at all. There can be no assurance that any of these initiatives will be successfully and fully executed in the amounts or within the time periods that we expect.

An economic slowdown or other unfavorable changes in economic conditions in the markets could adversely impact our business, results of operations, cash flows and financial condition and the value of your investment.

The development of negative economic conditions may significantly affect a supporter's ability to financially support or an investor's ability or desire to invest in an early-stage company. In addition, these conditions may also lead to a decline in the value of early stage companies and make it more difficult for us to raise additional capital at an attractive valuation. We could also face challenges related to adequately managing our company, should we experience increased operating and compliance costs, and as a result, we may experience a material loss or a decline of revenues. Any of these factors may adversely affect the business, results of operations, cash flows and financial condition and the value of your investment.

The Company's growth relies on market acceptance.

While the Company believes that there will be significant customer demand for its products/services, there is no assurance that there will be broad market acceptance of the Company's offerings. There also may not be broad market acceptance of the Company's offerings if its competitors offer products/services which are preferred by prospective customers. In such event, there may be a material adverse effect on the Company's results of operations and financial condition, and the Company may not be able to achieve its goals.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company may not have audited financial statements nor is it required to provide investors with any annual audited financial statements or quarterly unaudited financial statements.

The Company may not have audited financial statements or audited balance sheets reviewed by outside auditors. In addition, the Company is not required to provide investors in the offering with financial information concerning the Company to which the investors may use in analyzing an investment in the Company. Therefore, your decision to make an investment in the Company must be based upon the information provided to the investors in its private placement documents without financial statement information and therefore, the limited information provided herewith with which investors will make an investment decision may not completely or accurately represent the financial condition of the company. Furthermore, as a non-reporting SEC company, the Company is not required to provide you with annual audited financial statements or quarterly unaudited financial statements.

We do not have any intention to pay dividends now or in the future.

Our Board will decide our dividend policy in the future depending on the results of our operations, our financial condition and other factors related to the business that the board, in its sole discretion, may consider relevant. Our dividends policy may also be changed at any time. We do not have any intention to pay dividends now or in the future.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2022.

LaneAxis, Inc.

By /s/ Rick Burnett

Name: LaneAxis, Inc.

Title: Chief Executive Officer, Acting Chief Financial Officer, Chairman and Director

---

Exhibit A

FINANCIAL STATEMENTS

LANEAXIS, INC.

(a Delaware corporation)

Financial Statements for the calendar years ended

December 31, 2021 and 2020



INDEPENDENT AUDITOR'S REPORT

March 25, 2022

To: Board of Directors, LANEAXIS, INC.
        Attn: Rick Burnett
Re: 2021-2020 Financial Statement Audit

We have audited the accompanying consolidated financial statements of LANEAXIS, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2021 and 2020, and the related notes to such financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

March 25, 2022

LANEAXIS, INC.
BALANCE SHEET
As of December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS		**2021**		**2020**
Current Assets				
Cash and cash equivalents	$	2,590,189	$	62,849
Accounts receivable		0		109,770
Total current assets		2,590,189		172,619
Property and equipment, net		5,538		9,016
Intangible assets, net		1,814,205		1,987,829
Total Assets	**$**	**4,409,932**	**$**	**2,169,464**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	0	$	120,977
Interest payable		42,499		43,370
Notes and credit line payable – current portion		190,000		290,000
Total Current Liabilities		232,499		454,347
Notes payable – related party		0		110,000
PPP loan		0		20,942
Total Liabilities		232,499		585,289
SHAREHOLDERS' EQUITY				
Common Stock (50,000,000 shares of $0.0001 par value per share, authorized, 34,562,607 and 29,485,653 shares issued and outstanding as of December 31, 2021 and 2020, respectively)		3,456		2,949
Preferred Stock (2,000,000 shares of $0.0001 par value per share, authorized; Series A Preferred Stock, $0.0001 par value per share, 1 shares authorized, 1 and 0 shares issued and outstanding as of December 31, 2021 and 2020, respectively)		-		-
Additional paid-in capital		8,540,376		5,026,767
Retained earnings, less distributions		(4,366,399)		(3,445,541)
Total Shareholders' Equity		4,177,433		1,584,175
Total Liabilities and Shareholders' Equity	**$**	**4,409,932**	**$**	**2,169,464**

LANEAXIS, INC.
STATEMENT OF OPERATIONS
For Years Ended December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
Revenues	$ 1,974,762	$ 118,852
Operating expenses		
General and administrative	1,033,907	505,075
Research and development	1,372,162	373,882
Sales and marketing	375,251	280,984
Total operating expenses	2,781,320	1,159,941
Net Operating Income (Loss)	(806,558)	(1,041,089)
Depreciation and amortization (expense)	(177,102)	(177,102)
Interest income (expense)	48	(7,524)
Other income	62,754	0
Tax provision (benefit)	0	0
Net Income (Loss)	$ (920,858)	$ (1,225,715)

LANEAXIS, INC.
STATEMENT OF SHAREHOLDER EQUITY
For Years Ended December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholder Equity
	# of shares	$			
Balance as of January 1, 2020	**17,628,617**	**$ 1,763**	**$ 3,925,799**	**$ (2,219,826)**	**$ 1,707,736**
Issuance of shares	11,857,036	1,186	1,100,968		1,102,154
Net income (loss)				(1,225,715)	(1,225,715)
Balance as of December 31, 2020	**29,485,653**	**$ 2,949**	**$ 5,026,767**	**$ (3,445,541)**	**$ 1,584,175**
Issuance of shares, net of offering costs of $136,314	5,076,954	508	3,614,810		3,615,318
Founder's reduction of capital			(101,202)		(101,202)
Net income (loss)				(920,858)	(920,858)
Balance as of December 31, 2021	**34,562,607**	**$ 3,456**	**8,540,376**	**$ (4,366,399)**	**$ 4,177,433**

LANEAXIS, INC.
STATEMENT OF CASH FLOWS
For Years Ended December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
Operating Activities		
Net Income (Loss)	$ (920,858)	$ (1,225,715)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add back: Depreciation of property	3,478	3,478
Add back: Amortization of intangibles	173,624	173,624
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	109,770	(109,770)
Increase (Decrease) in accounts payable	(120,977)	0
Increase (Decrease) in interest payable	(871)	(6,026)
Net cash used in operating activities	(755,834)	(1,164,409)
Investing Activities		
Costs of intangibles	0	0
Net cash used in operating activities	0	0
Financing Activities		
Proceeds from / (repayment of) notes payable	(210,000)	91,919
Forgiveness of PPP loan	(20,942)	0
Costs of offering	(136,314)	0
Founder distribution	(101,202)	0
Proceeds from share issuances	3,751,632	1,102,154
Net cash provided by financing activities	3,283,174	1,194,073
Net change in cash and cash equivalents	2,527,340	29,663
Cash and cash equivalents at beginning of period	62,849	33,186
Cash and cash equivalents at end of period	$ 2,590,189	$ 62,849
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	$ 0	$ 0

LANEAXIS, INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report
For Years Ended December 31, 2021 and 2020

NOTE 1 – NATURE OF OPERATIONS

LANEAXIS, INC. (which may be referred to herein as the "Company", "we," "us," or "our") was incorporated in Delaware on June 4, 2015. The Company is a software company leveraging patented technology to eliminate phone calls, faxing, emails and other outdated processes from the supply chain industry. The LaneAxis Professional Trucker App integrates directly with the carrier portal and provides free truck specific navigation, in app messaging to carriers/shippers and opportunities to direct access of loads.

The Company is still in an early development stage and has relied on securing loans, funding from share and note issuances and proceeds from product sales. As of December 31, 2021, the Company has produced negative cash from the operations of the business; however the Company recently completed a fundraising round that provides the Company with cash for at least the next 12 months. If the Company exceeds its projected burn rate or cost calculations and cannot secure additional capital and/or on the terms acceptable to the Company, if at all, it may be required to cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. Additionally, in 2021, the Company faced economic uncertainty due to the COVID-19 pandemic.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $2,590,189 and $62,849 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Intangible Assets
The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. The Company has not recorded any impairment of intangible assets as of December 31, 2021.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's primary source of revenue is the end user licensing of the Company's app.

Accounts Receivable
The Company does not expect to have material accounts receivable from customers due to the prevailing market conditions of pay-at-the-time of use.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED AND INTANGIBLE ASSETS

As of December 31, property and equipment, net of accumulated depreciation consists of the following balances:

	2021	2020
Beginning balance	$9,016	$12,494
Add: Equipment purchases	0	0
Less: Current year depreciation expense	(3,478)	(3,478)
Ending balance	**$5,538**	**$9,016**

Accumulated depreciation for property and equipment for the fiscal years ended December 31, 2021 and December 31, 2020 totaled $11,853 and 8,375, respectively.

NOTE 4 – INTANGIBLE ASSETS

The components of the Company's intangible assets consist of the following definite-lived assets:

	2021	2020
Beginning balance	1,987,829	2,161,453
Add: Capitalized costs	0	0
Less: Amortization expense	(173,624)	(173,624)
Ending balance	**1,814,205**	**1,987,829**

Accumulated amortization for the fiscal years ended December 31, 2021 and 2020 was $790,157 and $616,533, respectively.

NOTE 5 – INCOME TAX PROVISION

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2021, the Company had federal net operating loss ("NOL") carryforwards which will begin to expire in 2035. The Company had state NOL carryforwards, which will begin to expire in 2035. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021 and 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021 and 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its federal and state jurisdictions for each year in which a tax return was filed.

NOTE 6 – EQUITY

Common Stock
The Company's authorized share capital as of December 31, 2020 consisted of 50,000,000 shares, $0.0001 par value per share, designated as common shares. As of December 31, 2021 and December 31, 2020, 34,562,607 and 29,485,653 of common shares were issued and outstanding, respectively.

Preferred Stock
The Company's authorized share capital as of December 31, 2019 consisted of 2,000,000 shares, $0.0001 par value per share, designated as preferred shares. In June 2020, the Company designated one share of preferred stock as "Series A Preferred Stock." The one share of preferred stock was issued to Rick Burnett, the Company's Founder, Chief Executive Officer and a director, in June 2020. The Series A Preferred Stock share is not convertible into shares of the Company's common stock, does not entitle the holder to any economic interests and solely provides the holder with voting power equivalent to the number of votes equal to the total number of shares of common stock outstanding as of the record date for the determination of stockholders entitled to vote at each meeting of stockholders of the Company and entitled to vote on all matters submitted or required to be submitted to a vote of the stockholders of the Company. One share and zero shares of Series A Preferred Stock is issued and outstanding as of December 31, 2021 and December 31, 2020, respectively.

Completed Crowdfunded Offering
In 2020, the Company completed an offering of approximately 2.61 million shares of its common stock for total gross proceeds of approximately $1,070,000 in a securities offering exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on Regulation Crowdfunding promulgated thereunder. The Company intends to use the proceeds of this offering for working capital.

Other Issuances and *Repayment of Debt*
In June 2020, the Company issued approximately 7.7 million shares of its common stock to certain consultants, service providers and related parties in consideration of various services provided by certain consultants, service providers and related parties to the Company, as private issuances exempt from registration under in reliance on Section 4(a)(2) of the Securities Act and/or Rule 506 promulgated under Regulation D under the Securities Act, the proceeds of which were used as working capital. As part of such issuance, the Company issued (i) approximately 4.5 million shares to Rick Burnett, the Company's Founder, Chief Executive Officer and a director, in consideration of Rick Burnett assigning all of his rights to any and all patents, trademarks and intellectual rights related to the Company's business to the Company, true up for the conversion of previously loaned funds and other consideration provided to the Company for a total value of $2,086,000 based on the same conversion formula (two times the principal loan amount) as was subsequently provided to other noteholders of the Company, at a price of $0.41 per share, and for providing services to the Company as its Chief Executive Officer as a member of its board of directors, and (ii) 1 million shares to Mason Burnett, a key consultant and a director of the Company, for Mason Burnett's key services and contributions to the Company related to the creation of the blockchain tokenized network ,which the Company believes considerably increased the value of its intellectual property, and for providing services to the Company as a member of its board of directors.

In August 2020, the Company issued approximately 1.63 million shares of its common stock to certain consultants and service providers in consideration of various services provided by such consultants and service providers to the Company, in consideration of the conversion of $245,000 in outstanding convertible notes of the Company, and otherwise for cash, as private issuances in reliance on Section 4(a)(2) of the Securities Act and/or Rule 506 promulgated under Regulation D under the Securities Act.

In 2020, the Company repaid $50,000, plus an additional $5,000 as interest, to a holder of a promissory note in the total principal amount of $100,000, with the holder agreeing to convert the balance of the note ($50,000) into shares of the Company's common stock at $0.41 per share, as a private issuance in reliance on Section 4(a)(2) of the Securities Act and/or Rule 506 promulgated under Regulation D under the Securities Act. In addition, the Company repaid another $10,000 promissory note.

In 2021, the Company raised another approximately $3.6 million net of offering costs by issuing common shares.

NOTE 7 – DEBT

As of December 31, 2021, the outstanding balance of the Company's convertible note is $190,000. The entire balance was classified as current.

In 2020 and 2021, the Company received a loans in the amount of approximately $41,833 pursuant to the Paycheck Protection Program of the CARES Act. The Company has applied for and received confirmation that these loans have been forgiven.

NOTE 8 – RELATED PARTY TRANSACTIONS

During fiscal year 2019, the Company entered into a $100,000 note payable agreement with a related party shareholder. The interest rate is 12 percent per annum. The unpaid principal and accrued interest mature on October 4, 2022. As of December 31, 2021, this loan has been repaid.

As this transaction is with a party related to the Company, there is no guarantee that the terms are arm's length.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company did not enter into any operating leases as of December 31, 2021 and 2020.

Contingencies
The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021 and December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The accompanying financial statements do not include any adjustments that might result from uncertainty that the Company may not be able to continue as a going concern if it exhausts its cash resources pursuing profitable operations.

NOTE 11 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company anticipates offering and selling additional common stock in a securities offering intending to be exempt from registration under the Securities Act in reliance on Regulation A+ promulgated thereunder. The details of this offering have not yet been finalized.

Management's Evaluation
Management has evaluated subsequent events through March 25, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Rick Burnett, Principal Executive Officer of LaneAxis, Inc., hereby certify that the financial statements of LaneAxis, Inc. included in this Report are true and complete in all material respects.

Rick Burnett

Chief Executive Officer, Acting Chief Financial Officer, Chairman and Director